REDCORP

Interim report for the 9 months ended September 30, 2002

[Management's Dis]cussion

[T]his discussion should be read in conjunction with the accompanying nine month unaudited consolidated financial statements for Redcorp Ventures Ltd. ("Redcorp") and its wholly-owned subsidiary Redfern Resources Ltd. ("Redfern"), (collectively the "Company"), and related notes for the period ending September 30, 2002.

The Company is engaged in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. The Company's main properties are the Hawk gold project in north central British Columbia and Redfern, which owns and operates the Tulsequah Project in northwest British Columbia.

As disclosed in the notes to the consolidated financial statements the Company has changed its accounting method for mineral property exploration costs to expense such costs until a project is shown to be financially viable as a result of a feasibility study and has obtained all necessary environmental assessment certificates and operating permits to allow a production decision. Prior to this change the Company capitalized all direct cost related to the exploration of mineral property interests.

During the nine months ended September 30, 2002 Redfern continued with its efforts to obtain reinstatement of permit approvals for the Tulsequah Chief project and Redcorp conducted a multi-phase exploration program at the Hawk property consisting of soil geochemistry sampling, prospecting and geological mapping and follow-up drilling of 1,534 metres in 12 holes.

The Tulsequah environmental assessment re-consideration process ordered by the BC Supreme Court in July 2000 was ordered set aside by the BC Court of Appeal in their decision released January 31, 2002. The project was instead remitted back to the responsible Ministers for a new decision on a Project Approval Certificate. Subsequently, the Court Order for this decision was entered and the Company awaited the completion of the assembly of the necessary documents by the Environmental Assessment Office and the formal remission. That remission took place on June 3. The BC Environmental

Box 40, Suite 900, 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2
Tel: 604 669 4775 Fax: 604 669 5330

Assessment Act statutes require the Ministers to issue their decision within 45 days. It is Redfern's understanding that the responsible Ministers have had several meetings with the Taku River Tlingit First Nation (TRTFN) to better acquaint themselves with the concerns expressed by the TRTFN and to assist them in their determination with respect to approval of the Tulsequah project. As of September 30, 2002 the decision remained outstanding.

The Province of British Columbia had also previously filed an application for leave to appeal to the Supreme Court of Canada with respect to that part of the Court of Appeal's decision which requires the Crown to consider asserted aboriginal rights and entitlements in its decision. The Supreme Court of Canada granted leave to appeal on November 14, 2002.

During the months of July August and early September, Redcorp proceeded with an exploration program at the Hawk property consisting of initial grid emplacement, soil sampling, trenching and sampling of the mineralised zones. This work was successful in extending the known mineralised gold veins and locating several new veins and mineralised structures containing high-grade gold values. A follow-up drilling program commenced in early September.

The drill program consisted of 12 drill holes totalling 1,534 metres targeted at shallow depth intersections of 4 of the veins. The veins were intersected in all holes, demonstrating the excellent continuity of the vein structures. Drilling results, reported in this reporting period and subsequently, obtained generally narrow widths of higher-grade gold values. The best widths were exhibited on the AD vein which also demonstrated more alteration and fracturing. The AD vein and unexplored extensions indicated by prospecting and soil geochemistry appear to be a viable target for further exploration.

During the nine months ended September 30, 2002 the Company's total expenditures were $631,072 as compared to $493,701 in the same period of 2001. This increases primarily reflects the exploration costs incurred on the Hawk project. Administration and overhead expenses in the nine months ending September 30, 2002 were $296,637compared to $366,876 in the corresponding period of 2001. This reduction reflects lower project generation costs in 2002 relative to 2001 and reductions in overhead expenses.

Income from interest and revenue from investment interests in oil and gas properties (before depletion) during the first nine months of 2002 was $56,293, down considerably from the same period in 2001 ($128,581) due primarily to lower interest-generating amounts in 2002 held in cash and cash-equivalents.

As previously reported, during the first nine months of 2002 Redfern recorded a gain from the sale of a portion of its securities held of EuroZinc Mining Corporation ("EZM"). The gain from this sale amounted to $103,890. The

Company did not sell any of its holdings in EZM during the same period in the preceding year. Redfern continues to hold 778,426 Eurozinc shares.

Also, as previously reported, Redcorp completed a private placement financing during this period on June 20, 2002 through the issuance of 2,696,667 Units consisting of one common share and one share purchase warrant, exercisable for 12 months at a price of $0.25 and for a further six months at a price of $0.35 per share. Redcorp also issued 610,000 flow-through shares, without warrants, as part of the financing. The placement was completed at a price of $0.15/per Unit or flow-through share to arm's-length investors and at $0.16 per Unit or flow-through share to non-arm's length investors. Redcorp paid a finder's fee of $9,000 to one party and issued 95,625 common shares as a separate finder's fee to another party. Net cash proceeds of the private placement were $492,566. There were no financings during the equivalent period in 2001.

During the first nine months of 2002 the Company recorded a net loss of $495,342 compared to a net loss of $423,859 during the same period of 2001. Consolidated working capital at the end of the period stands at $327,366.

REDCORP VENTURES LTD.
Consolidated Balance Sheets

		September 30, 2002 (unaudited)		December 31, 2001 (audited)
ASSETS				
Current Assets:				
Cash & term deposits	$	359,023	$	208,843
Accounts receivable		56,578		47,404
Income tax recovery		20,281		74,928
Prepaid expenses		1,236		13,357
Total current assets		437,118		344,532
Long term investment		40,936		109,277
Fixed assets		9,357		4,442
Oil & Gas interests		27,418		51,871
Mineral leases and claims		3,179,200		3,175,000
Cash and term deposits held for future remediation		1,952,562		1,923,714
	$	5,646,591	$	5,608,836
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable and accrued liabilities	$	109,752	$	56,985
		109,752		56,985
Shareholders' Equity:				
Share Capital:				
Authorized - Unlimited				
Issued and fully paid (note 2)		32,496,046		32,015,716
Deficit		(26,959,207)		(26,463,865)
Total shareholders' equity		5,536,839		5,551,851
	$	5,646,591	$	5,608,836

REDCORP VENTURES LTD.

Consolidated Statements of Operations and Deficit

(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED September 30, 2002	September 30, 2001	FOR THE NINE MONTH PERIODS ENDED September 30, 2002	September 30, 2001
Oil & Gas Revenue	$ 7,500	$ 12,000	$ 26,500	$ 43,000
Depletion	(8,151)	(8,151)	(24,453)	(24,453)
	(651)	3,849	2,047	18,547
Interest revenue	10,082	24,969	29,793	85,581
Gain on Sale of Securities	-	5,998	103,890	5,998
	9,431	34,816	135,730	110,126
Expenses				
Exploration costs	283,234	49,951	334,435	126,825
Project generation	595	8,974	21,974	82,322
Amortization	1,331	1,413	2,758	2,053
Communication	1,569	1,286	4,265	3,987
Fees and taxes	1,614	7,579	40,981	43,472
Legal and audit	6,548	7,393	31,086	52,624
Office	9,106	5,091	30,689	33,776
Other	6,873	10,871	22,895	29,568
Rent	5,049	9,265	17,641	26,919
Salaries	50,191	36,169	123,225	90,972
Travel	279	250	1,123	1,183
	366,389	138,242	631,072	493,701
Loss before taxes	(356,958)	(103,426)	(495,342)	(383,575)
Income tax expense	-	(8,591)	-	(40,284)
Net earnings (loss)	(356,958)	(112,017)	(495,342)	(423,859)
Deficit, beginning of period	26,602,249	4,598,258	26,463,865	4,286,416
Change in accounting for exploration costs (note 3)	-	22,063,030	-	22,063,030
Deficit, end of period	$ 26,959,207	$ 26,773,305	$ 26,959,207	$ 26,773,305
Earnings (loss) per share	$ (0.01)	$ 0.00	$ (0.02)	$ (0.01)

REDCORP VENTURES LTD.
Consolidated Statements of Cash Flows
(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED		FOR THE NINE MONTH PERIODS ENDED	
	September 30, 2002	September 30, 2001	**September 30, 2002**	September 30, 2001
Cash provided by (Used in)				
Operations:				
Net loss	$ **(356,958)**	$ (112,017)	$ **(495,342)**	$ (423,859)
Items not affecting cash				
Amortization	**1,331**	1,413	**2,758**	2,053
Oil and gas depletion	**8,151**	8,151	**24,453**	24,453
Shares issued for interest	-	-	-	15,792
Exchange loss(gain) on current portion of long term debt	-	10,083	-	10,733
Gain on sale of securities	-	(5,998)	**(103,890)**	(5,998)
Net change in non-cash operating working capital	**124,026**	2,588	**110,361**	(32,663)
	(223,450)	(95,780)	**(461,660)**	(409,489)
Financings:				
Issuance of share capital to acquire mineral property	-	-	**4,200**	-
Issuance of share capital for cash	-	-	**516,867**	419,970
Share capital issuance costs	**(16,436)**	-	**(40,737)**	(25,761)
	(16,436)	-	**480,330**	394,209
Investments				
Acquisition of mineral claims	-	-	**(4,200)**	-
Proceeds on sale of long term investment shares	-	7,575	**172,231**	7,575
Purchase of fixed assets	**(1,088)**	-	**(7,673)**	(4,899)
Cash and term deposits held for future remediation	**(9,722)**	(22,771)	**(28,848)**	(76,341)
	(10,810)	(15,196)	**131,510**	(73,665)
Increase (decrease) in cash	**(250,696)**	**(110,976)**	**150,180**	**(88,945)**
Cash and term deposits, beginning of period	**609,719**	378,487	**208,843**	356,456
Cash and term deposits, end of period	$ **359,023**	$ 267,511	$ **359,023**	$ 267,511
Supplementary disclosures				
Non-cash financing activities				
Foreign exchange on long-term debt	$ -	$ 10,083	$ -	$ 10,733
Common shares issued for interest on long-term debt	-	-	-	15,792
Income taxes	-	(8,591)	-	(40,284)

Notes to Consolidated Financial Statements

1. Accounting Policies:

The "Company" consists of Redcorp Ventures Ltd. and it's wholly owned subsidiary Redfern Resources Ltd.

The information as at September 30, 2002 and for the nine month periods ended September 30, 2002 and 2001 is unaudited. However, such financial information reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. The unaudited interim consolidated financial statements are prepared using accounting policies consistent with and should be used in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2001.

2. Share Capital:

(a) *Authorized, issued and outstanding:*

Authorized share capital consists of unlimited number of no par value common shares.

Details of shares issued and outstanding are as follows:

	September 30, 2002		September 30, 2001	
	Number	Amount	Number	Amount
Balance, beginning of period	24,482,963	$ 32,015,716	21,351,577	$ 31,605,715
Issued for cash:	-	-	-	-
Interest on long-term debt	-	-	131,602	15,792
Acquisition of mineral claims	30,000	4,200	-	-
Private Placement	3,306,667	501,567	2,999,784	419,970
Finders fee	95,625	15,300	-	-
Less expenses of offering	-	(40,737)	-	(25,761)
Balance, end of period	27,915,255	$ 32,496,046	24,482,963	$ 32,015,716

(b) *Share purchase options:*

	Number of shares	Weighted average exercise price
Outstanding, December 31, 2001	1,665,000	$0.16
Granted	287,500	$0.15
Expired	(367,500)	$0.16
Outstanding, September 30, 2002	1,585,000	$0.1583

The options outstanding at September 30, 2002 expire between November 17, 2002 and March 13, 2007.

3. Change in Accounting Policy of Deferred Exploration Costs:

The Company changed its method of accounting for mineral property exploration costs to expense such costs until the receipt of a legally binding development permit from the responsible government bodies together with an appropriate feasibility study confirming the economic viability of the project on which the exploration costs were incurred. Prior to the change, the Company capitalized all direct costs related to the exploration of mineral property interests.